UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PUTNAM LOVELL NBF SECURITIES INC.

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000 (Address) Montreal (City) Province of Quebec, Canada (State) H3B 4T9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUTNAM LOVELL NBF SECURITIES INC., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President & Chief Financial Officer

Title

Notary Public

Commissaire à l'assermentation 102 631 Catherine Syrard Tous les districts judiciaires du Québec

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2006
WASH. D.C. 213 SECTION

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

(SEC I.D. No. 8-39947)

Consolidated balance sheet as at October 31, 2006 and for the thirteen-month period ended October 31, 2005 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Table of contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
Putnam Lovell NBF Securities Inc.

We have audited the accompanying consolidated balance sheets of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") as of October 31, 2006 and October 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Putnam Lovell NBF Securities Inc. and subsidiary at October 31, 2006 and October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

December 15, 2006

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

Consolidated balance sheet

As at October 31
(in U.S. dollars)

	2006	2005
	$	$
Assets		
Cash and cash equivalents	72,045,508	35,123,796
Cash deposits with clearing brokers	200,000	100,000
Other deposits	1,567,811	1,473,162
Securities owned (Note 2 and 4)	101,626,271	-
Amounts receivable from clients (Note 3)	523,307	6,439,414
Amounts receivable from brokers and dealers (Notes 3 and 4)	11,699,023	14,885,184
Amounts receivable from related parties (Note 4)	22,358,107	21,476,769
Amounts receivable - other	5,788,259	4,957,355
Senior note receivable (Note 5)	271,442	280,659
Subordinated note receivable (Note 5)	197,239	180,604
Investment in subsidiary, at cost (Note 7)	91,703	724,500
Furniture, equipment and leasehold improvements (Note 8)	2,253,965	3,691,817
Investments (Note 6)	-	3,000,000
Income taxes receivable	500,360	4,374,625
Deferred income taxes (Note 9)	21,292,273	20,698,044
Other assets	550,816	603,903
	240,966,084	118,009,832
Liabilities		
Amounts payable to clients (Note 3)	7,747,557	6,630,871
Amounts payable to brokers and dealers (Note 3 and 4)	12,337,430	14,693,728
Amounts payable to related parties (Note 4)	108,500,221	1,472,389
Amounts payable - other	25,370,807	21,086,378
Deferred income taxes (Note 9)	23,544	340
	153,979,559	43,883,706
Minority interest (Note 1)	8,537,080	-
Preferred capital stock issued by a subsidiary	12,405,823	12,405,823
	20,942,903	12,405,823
Stockholder's equity		
Common stock, par value $0.01 per share:		
3,000 shares authorized		
1,000 issued and outstanding	10	10
Additional paid-in capital	144,909,089	136,352,460
Accumulated deficit	(78,865,477)	(74,632,167)
	66,043,622	61,720,303
	240,966,084	118,009,832

See notes to the consolidated balance sheet

Approved by the Board

....Director

....Director

(in U.S. dollars)

1. Description of business and bases of presentation

Putnam Lovell NBF Securities Inc. (the "Company") a Delaware corporation is a registered broker-dealer under the *Securities Exchange Act of 1934*. The Company provides investment banking services to companies seeking to acquire or divest operations or raise capital.

On July 7, 2006, a subsidiary of the Company, NBF Securities (USA) Ltd., issued 296 common shares to a company under common control. The Company's participation was reduced to 77.16% of the shares of NBF Securities (USA) Ltd. This transaction resulted in a net dilution loss of $443,371 for the company and a minority interest of $8,437,374 at the date of the transaction. The net dilution loss is included in the additional paid in capital as it results from a transaction with an affiliated company.

2. Significant accounting policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes*-An Interpretation of FASB Statement No. 109 "FIN 48". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the potential impact, if any, of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides a common definition of fair value, and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measure on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its financial statements.

(in U.S. dollars)

2. Significant accounting policies (continued)

Consolidation principle (continued)

The accompanying consolidated balance sheet primarily include the results of operations of the Company and NBF Securities (USA) Corp. ("USA Corp."), a registered broker-dealer under the *Securities Exchange Act of 1934.* All material inter-company balances and transactions have been eliminated in consolidation.

The Company files a non-consolidated statement of financial condition with the National Association of Securities Dealers ("NASD") for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the NASD. The assets, liabilities and stockholders' equity of USA Corp. as at October 31, 2006 are as follows:

	2006	2005
	$	$
Total assets	**36,233,398**	39,279,570
Total liabilities	**6,797,649**	12,390,017
Stockholders' equity	**29,436,289**	26,889,553

Basis of accounting

Customer securities transactions are recorded on a settlement date basis, with related revenue and expenses recorded on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Securities owned

Securities owned and securities sold short are recorded at market value. Market value is determined according to market prices for listed shares, fixed income securities and listed derivative instruments, which are essentially futures contracts. The valuation of the over-the-counter fixed income securities is subject to, among others, security liquidity, the extent of the bid-ask spread and the relative extent of the market price adjustments and the current return. Changes in the market value are reflected in the statement of loss in the period in which they occur.

Investments

Investments are carried at cost. A write-down is recorded when management believes that other-than-temporary impairment exists. Factors considered by the Company in determining whether other-than-temporary impairment exists include the current financial position and operating results of the company invested in and such other factors as may be deemed relevant.

Investments on which the Company has an influence over the operating or financial decisions of the investee are accounted for using the equity method. The fair value of the investments approximates their carrying amounts presented in the consolidated financial statements.

2. Significant accounting policies (continued)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	Lesser of terms of leases or estimated useful life

Income taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue recognition

Investment banking revenues are generated by performing financial advisory services. These revenues are recognized on a monthly basis and at completion of the transaction in accordance with the terms of the service contract.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in the consolidated statement of loss.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

(in U.S. dollars)

3. Amounts receivable from or payable to clients and brokers and dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

4. Related party transactions

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

At the end of the period, amounts receivable from and payable to related parties are as follows:

	2006	2005
	$	$
Parent company and NBFI		
Amounts receivable from related parties	**22,303,097**	17,443,261
Amounts payable to brokers and dealers	**480,815**	12,259,554
Amounts payable to related parties	**108,013,578**	546,594
NBF International Holding Inc.		
Amounts receivable from related parties	-	2,175,000
Amounts payable to related parties	**329,881**	-
NBF Private Equity Holding Inc.		
Amounts payable to related parties	**110,763**	613,248
Other related parties		
Amounts receivable from related parties	**55,010**	1,858,508
Amounts payable to related parties	**45,999**	312,547

(in U.S. dollars)

5. Senior and subordinated notes receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2011	Greater of 9.4% or prime plus 1% per annum	319,450
Subordinated note receivable	October 6, 2011	6.5%	211,586

Estimated fair value is calculated based on net present value of cash flows.

Subject to the applicable regulation of the National Association of Securities Dealers, Inc. the Borrower shall pay a percentage of its net income on an annual basis to the Company, as payment of the unpaid principal of the Senior Note, calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the Borrower's indebtedness.

6. Investments

During the year ended October 31, 2006, the Company wrote-off its investment of $3,000,000 in the redeemable preferred shares of Compass due to an impairment that was determined to be other than temporary by the Company.

During the thirteen-month period ended October 31, 2005, the Company recorded a write-down of $1,000,000 on its investment in the redeemable preference shares of Compass.

(in U.S. dollars)

7. Investment in an affiliate

The Company has the following investment in an affiliate, which is accounted for using the equity method of accounting:

	2006		2005	
	Carrying value	Ownership %	Carrying value	Ownership %
Piers Klein, LLC	**$91,703**	**23.74%**	$724,500	23.74%

During the year ended October 31, 2006, the Company received an income distribution of $2,134,526 (2005 - $42,765) from Piers Klein, LLC.

8. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following:

	2006	2005
	$	$
Furniture and fixtures	**2,205,958**	2,205,904
Computer equipment	**1,459,188**	1,511,668
Leasehold improvements	**8,378,071**	8,368,608
Communication equipment	**167,502**	167,504
Computer software	**419,583**	374,410
Other	**125,560**	125,560
	12,755,862	12,753,654
Accumulated depreciation	**(10,501,897)**	(9,061,837)
	2,253,965	3,691,817

(in U.S. dollars)

9. Income taxes

The Company is included in the consolidated federal income tax return filed by the parent company. The Company is included in a combined state income tax return with the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated financial statements based on separate entity income at the effective income tax rate of the Company.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at October 31, 2006, the Company had recorded net deferred tax assets of $21,731,436 (2005 - $23,689,552), primarily attributable to temporary differences on unearned commissions of operating losses. A valuation allowance of $439,163 (2005 - $2,991,508) has been established as at October 31, 2006, to offset the deferred tax assets, as it is not more likely than not that they will be recovered. The valuation allowance as at October 31, 2006 was decreased by $2,280,358 (2005 - $1,971,988).

The net operating loss of the current period may be carried forward for ten years in the state of California, and for twenty years in the state of New York as well as for Federal taxation purposes. Federal net operating loss carry forward benefits begin to expire in the years 2020 through 2024.

As at October 31, 2006, the Company had recorded net deferred tax liabilities of $23,544 (2005 - $340), primarily attributable to temporary differences on unearned commissions.

10. Financial instruments and risk management

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

Credit risk concentration arises when the stocks owned by the Company of a single company or a group of companies with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Corporation's greatest concentration of counterparty risk includes dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As at October 31, 2006, the Company does not have any concentration of credit risk towards its stocks owned.

(in U.S. dollars)

11. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2006, the Company had net capital, as defined, of $19,438,103 (2005 - $4,443,788), which was $19,188,103 (2005 - $4,193,788) in excess of its minimum net capital of $250,000.

12. Contingencies

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $17,063.

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's consolidate balance sheet.

13. Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Putnam Lovell NBF Securities Inc.

In planning and performing our audits of the consolidated financial statements and supplemental schedules of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") for the year and 13-month period ended October 31, 2006 and October 31, 2005 respectively (on which we issued our report dated December 15, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 15, 2006

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

(SEC I.D. No. 8-39947)

Consolidated balance sheet as at October 31, 2006 and for the thirteen month period ended October 31, 2005 and independent auditors' report and supplemental report on internal control

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Table of contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
Putnam Lovell NBF Securities Inc.

We have audited the accompanying consolidated balance sheets of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") as of October 31, 2006 and October 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Putnam Lovell NBF Securities Inc. and subsidiary at October 31, 2006 and October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 15, 2006

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

Consolidated balance sheet

As at October 31
(in U.S. dollars)

	2006	2005
	$	$
Assets		
Cash and cash equivalents	**72,045,508**	35,123,796
Cash deposits with clearing brokers	**200,000**	100,000
Other deposits	**1,567,811**	1,473,162
Securities owned (Note 2 and 4)	**101,626,271**	-
Amounts receivable from clients (Note 3)	**523,307**	6,439,414
Amounts receivable from brokers and dealers (Notes 3 and 4)	**11,699,023**	14,885,184
Amounts receivable from related parties (Note 4)	**22,358,107**	21,476,769
Amounts receivable - other	**5,788,259**	4,957,355
Senior note receivable (Note 5)	**271,442**	280,659
Subordinated note receivable (Note 5)	**197,239**	180,604
Investment in subsidiary, at cost (Note 7)	**91,703**	724,500
Furniture, equipment and leasehold improvements (Note 8)	**2,253,965**	3,691,817
Investments (Note 6)	**-**	3,000,000
Income taxes receivable	**500,360**	4,374,625
Deferred income taxes (Note 9)	**21,292,273**	20,698,044
Other assets	**550,816**	603,903
	240,966,084	118,009,832
Liabilities		
Amounts payable to clients (Note 3)	**7,747,557**	6,630,871
Amounts payable to brokers and dealers (Note 3 and 4)	**12,337,430**	14,693,728
Amounts payable to related parties (Note 4)	**108,500,221**	1,472,389
Amounts payable - other	**25,370,807**	21,086,378
Deferred income taxes (Note 9)	**23,544**	340
	153,979,559	43,883,706
Minority interest (Note 1)	**8,537,080**	-
Preferred capital stock issued by a subsidiary	**12,405,823**	12,405,823
	20,942,903	12,405,823
Stockholder's equity		
Common stock, par value $0.01 per share:		
3,000 shares authorized		
1,000 issued and outstanding	**10**	10
Additional paid-in capital	**144,909,089**	136,352,460
Accumulated deficit	**(78,865,477)**	(74,632,167)
	66,043,622	61,720,303
	240,966,084	118,009,832

See notes to the consolidated balance sheet

Approved by the Board

....Director

....Director

(in U.S. dollars)

1. Description of business and bases of presentation

Putnam Lovell NBF Securities Inc. (the "Company") a Delaware corporation is a registered broker-dealer under the *Securities Exchange Act of 1934*. The Company provides investment banking services to companies seeking to acquire or divest operations or raise capital.

On July 7, 2006, a subsidiary of the Company, NBF Securities (USA) Ltd., issued 296 common shares to a company under common control. The Company's participation was reduced to 77.16% of the shares of NBF Securities (USA) Ltd. This transaction resulted in a net dilution loss of $443,371 for the company and a minority interest of $8,437,374 at the date of the transaction. The net dilution loss is included in the additional paid in capital as it results from a transaction with an affiliated company.

2. Significant accounting policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes*-An Interpretation of FASB Statement No. 109 "FIN 48". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the potential impact, if any, of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measure on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its financial statements.

(in U.S. dollars)

2. Significant accounting policies (continued)

Consolidation principle (continued)

The accompanying consolidated balance sheet primarily include the results of operations of the Company and NBF Securities (USA) Corp. ("USA Corp."), a registered broker-dealer under the *Securities Exchange Act of 1934*. All material inter-company balances and transactions have been eliminated in consolidation.

The Company files a non-consolidated statement of financial condition with the National Association of Securities Dealers ("NASD") for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the NASD. The assets, liabilities and stockholders' equity of USA Corp. as at October 31, 2006 are as follows:

	2006	2005
	$	$
Total assets	**36,233,398**	39,279,570
Total liabilities	**6,797,649**	12,390,017
Stockholders' equity	**29,536,289**	26,889,553

Basis of accounting

Customer securities transactions are recorded on a settlement date basis, with related revenue and expenses recorded on a trade date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Securities owned

Securities owned and securities sold short are recorded at market value. Market value is determined according to market prices for listed shares, fixed income securities and listed derivative instruments, which are essentially futures contracts. The valuation of the over-the-counter fixed income securities is subject to, among others, security liquidity, the extent of the bid-ask spread and the relative extent of the market price adjustments and the current return. Changes in the market value are reflected in the statement of loss in the period in which they occur.

Investments

Investments are carried at cost. A write-down is recorded when management believes that other-than-temporary impairment exists. Factors considered by the Company in determining whether other-than-temporary impairment exists include the current financial position and operating results of the company invested in and such other factors as may be deemed relevant.

Investments on which the Company has an influence over the operating or financial decisions of the investee are accounted for using the equity method. The fair value of the investments approximates their carrying amounts presented in the consolidated financial statements.

2. Significant accounting policies (continued)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	Declining	20%
Computer equipment	Straight-line	2 or 3 years
Leasehold improvements	Straight-line	Lesser of terms of leases or estimated useful life

Income taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue recognition

Investment banking revenues are generated by performing financial advisory services. These revenues are recognized on a monthly basis and at completion of the transaction in accordance with the terms of the service contract.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates. Translation gains and losses are included in the consolidated statement of loss.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

(in U.S. dollars)

3. Amounts receivable from or payable to clients and brokers and dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

4. Related party transactions

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

At the end of the period, amounts receivable from and payable to related parties are as follows:

	2006	2005
	$	$
Parent company and NBFI		
Amounts receivable from related parties	**22,303,097**	17,443,261
Amounts payable to brokers and dealers	**480,815**	12,259,554
Amounts payable to related parties	**108,013,578**	546,594
NBF International Holding Inc.		
Amounts receivable from related parties	**-**	2,175,000
Amounts payable to related parties	**329,881**	-
NBF Private Equity Holding Inc.		
Amounts payable to related parties	**110,763**	613,248
Other related parties		
Amounts receivable from related parties	**55,010**	1,858,508
Amounts payable to related parties	**45,999**	312,547

(in U.S. dollars)

5. Senior and subordinated notes receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2011	Greater of 9.4% or prime plus 1% per annum	319,450
Subordinated note receivable	October 6, 2011	6.5%	211,586

Estimated fair value is calculated based on net present value of cash flows.

Subject to the applicable regulation of the National Association of Securities Dealers, Inc. the Borrower shall pay a percentage of its net income on an annual basis to the Company, as payment of the unpaid principal of the Senior Note, calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the Borrower's indebtedness.

6. Investments

During the year ended October 31, 2006, the Company wrote-off its investment of $3,000,000 in the redeemable preferred shares of Compass due to an impairment that was determined to be other than temporary by the Company.

During the thirteen-month period ended October 31, 2005, the Company recorded a write-down of $1,000,000 on its investment in the redeemable preference shares of Compass.

(in U.S. dollars)

7. Investment in an affiliate

The Company has the following investment in an affiliate which is accounted for using the equity method of accounting:

	2006		2005	
	Carrying value	**Ownership %**	Carrying value	Ownership %
Piers Klein, LLC	**$91,703**	**23.74%**	$724,500	23.74%

During the year ended October 31, 2006, the Company received an income distribution of $2,134,526 (2005 - $42,765) from Piers Klein, LLC.

8. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following:

	2006	2005
	$	$
Furniture and fixtures	**2,205,958**	2,205,904
Computer equipment	**1,459,188**	1,511,668
Leasehold improvements	**8,378,071**	8,368,608
Communication equipment	**167,502**	167,504
Computer software	**419,583**	374,410
Other	**125,560**	125,560
	12,755,862	12,753,654
Accumulated depreciation	**(10,501,897)**	(9,061,837)
	2,253,965	3,691,817

(in U.S. dollars)

9. Income taxes

The Company is included in the consolidated federal income tax return filed by the parent company. The Company is included in a combined state income tax return with the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated financial statements based on separate entity income at the effective income tax rate of the Company.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at October 31, 2006, the Company had recorded net deferred tax assets of $21,731,436 (2005 - $23,689,552), primarily attributable to temporary differences on unearned commissions of operating losses. A valuation allowance of $439,163 (2005 - $2,991,508) has been established as at October 31, 2006, to offset the deferred tax assets, as it is not more likely than not that they will be recovered. The valuation allowance as at October 31, 2006 was decreased by $2,280,358 (2005 - $1,971,988).

The net operating loss of the current period may be carried forward for ten years in the state of California, and for twenty years in the state of New York as well as for Federal taxation purposes. Federal net operating loss carry forward benefits begin to expire in the years 2020 through 2024.

As at October 31, 2006, the Company had recorded net deferred tax liabilities of $23,544 (2005 - $340), primarily attributable to temporary differences on unearned commissions.

10. Financial instruments and risk management

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

Credit risk concentration arises when the stocks owned by the Company of a single company or a group of companies with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Corporation's greatest concentration of counterparty risk includes dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As at October 31, 2006, the Company does not have any concentration of credit risk towards its stocks owned.

(in U.S. dollars)

11. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2006, the Company had net capital, as defined, of $19,438,103 (2005 - $4,443,788), which was $19,188,103 (2005 - $4,193,788) in excess of its minimum net capital of $250,000.

12. Contingencies

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $17,063.

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's consolidated balance sheet.

13. Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Putnam Lovell NBF Securities Inc.

In planning and performing our audits of the consolidated financial statements and supplemental schedules of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") for the year and 13-month period ended October 31, 2006 and October 31, 2005 respectively (on which we issued our report dated December 15, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

December 15, 2006